Mail Stop 6010

July 17, 2007

Mr. Brian Moore
Chief Executive Officer
Symmetry Medical Inc.
220 W. Market Street
Warsaw, IN 46580

      Re: **Symmetry Medical Inc.**
              Form 10-K for the fiscal year ended December 30, 2006
              Filed March 13, 2007
              Form 10-Q for the quarter ended March 31, 2007
              File No. 1-32374

Dear Mr. Moore:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 30, 2006

Note 2 – Summary of Significant Accounting Policies, page 50

Revenue Recognition, page 53

1.   We note from your disclosures that your revenues are normally recognized upon shipment. Your revenue recognition policy should be specific to each of your significant products and services. Please revise future filings to describe each of the products and services from which significant revenues are derived and explain how you recognize revenue in connection with each type of sales transaction. Additionally please describe any sales arrangements in which revenue is not recognized upon shipment.

Note 13 – Segment Reporting, page 66

2.   We note that you have multiple operating segments which you have aggregated into one reportable segment. To help us better understand your segment reporting under SFAS 131, please address the following:

·   Explain to us how your operating segments met the aggregation criteria outlined in paragraph 17 of SFAS 131. Describe the similar economic characteristics that each of your operating segments exhibited and address how they met each of the additional five criteria outlined in that paragraph. In this regard, we note from your MD&A revenue discussion that revenues related to each of your product categories grew / declined at significantly different rates.

·   Tell us how the Riley Medical and other acquisitions impacted your operating and reportable segment structure. We note from your MD&A discussion that Riley Medical and Everest Medical impacted your overall gross margins, which may indicate that these businesses are not economically similar to your existing segments.

·   Additionally we note that your other revenues, which primarily relate to your aerospace business, were 15% of total revenues for the three months ended March 31, 2007. If your aerospace revenues are more than 10% of combined segment revenues, please revise future filings to separately present the aerospace operating segment, as required by paragraph 18 of SFAS 131.

      Please refer to paragraphs 73 and 74 of SFAS 131.

3.   We note your disclosure of long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangibles or goodwill. See question

Mr. Brian Moore
Symmetry Medical Inc.
July 17, 2007
Page 3

22 in the FASB Staff Implementation Guide to Statement 131. Revise future filings as necessary.

Exhibits 31.1 and 31.2

4.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-Q for the Quarterly Period ended March 31, 2007

Item 4. Controls and Procedures

5.   We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures were "adequate and designed to ensure that material information relating to the Corporation and its consolidated subsidiaries would be made known to them by others within those entities". It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please revise future filings to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. However, if you wish to include the definition following your conclusion, please ensure the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Brian Moore
Symmetry Medical Inc.
July 17, 2007
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Eric Atallah at (202) 551-3663 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Branch Chief